FORM 6-K

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of August 2008

Commission File Number 001-32399

BANRO CORPORATION
(Translation of registrant’s name into English)

1 First Canadian Place 100 King Street West, Suite 7070 Toronto, Ontario, M5X 1E3
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F

Form 20-F	☐	Form 40-F	☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes	☐	No	☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b) 82 —

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BANRO CORPORATION

Date: August 19, 2008	/s/ Donat Madilo Donat Madilo Chief Financial Officer

EXHIBIT INDEX

1	Sections 2 and 3 of NI 43-101 Technical Report Resource Estimation and Exploration Potential at the Kamituga, Lagushwa and Namoya Concessions, Democratic Republic of the Congo

EXHIBIT 1

NI 43-101 TECHNICAL REPORT

RESOURCE ESTIMATION AND EXPLORATION

POTENTIAL AT THE KAMITUGA, LUGUSHWA AND

NAMOYA CONCESSIONS, DEMOCRATIC REPUBLIC OF

CONGO

Prepared for:

Banro Corporation

Prepared by:

SRK Consulting

Windsor Court

1-3 Windsor Place

Cardiff

CF10 3BX

Tel: +44 (0) 29 2034 8150

Fax: +44 (0) 29 2034 8199

www.srk.co.uk

U2661	FEBRUARY 2005

NI 43-101 TECHNICAL REPORT

2	REGIONAL GEOLOGY

Banro’s Mineral Concessions lie in the Great Lakes Region of Central Africa, on the western edge of the Kibaran Metallogenic Province (KMP). The KMP is an intercontinental mobile belt formed between 1,400 and 900 Ma ago. This is bounded to the east by the Tanzania Craton and the Bangweulu Block, and to the west by the Congo Craton. These are illustrated in Figure 2.1. The belt is some 1,500 km long, trending northnortheast-southsouthwest and is up to 400 km wide.

Within the KMP Lower Proterozoic schists, gneisses and to a lesser extent, Archaean granitoids, granulites and greenstones are exposed in cores of antiforms and uplifted blocks. The relationship between these units and the basement is well exposed in the northern extension where a clear unconformity, often marked by conglomerates, exists.

There is a three-fold lithological division of the KMP as follows:

•

The Lower Group is characterised by dark laminated pelitic sedimentary rocks with interbedded quartzites, pebbly grits, sandstones and siltstones. Sedimentary structures are prevalent, carbonates are very rare, and the overall thickness of this group reaches several thousand metres.

•

The Middle Group consists of more arenaceous units. An important marker bed at its base is a banded, fine grained white/pink quartzite with occasional conglomeritic bands. In the west of the belt there are intrusive sills with, in places, associated massive discontinuous carbonate bands, usually dolomites. Granitic intrusions occurred during this period.

•

The Upper Group appears to be preserved in the major synformal structures and is composed mostly of immature clastic sediments. In some places, a minor erosional unconformity with coarse-grained conglomerates marks the base of the unit. Towards the top of the Upper Group, fine-grained siltstones and shales with occasional chert are present.

The Kibara belt does not appear to exhibit typical Middle Proterozoic features. The structural grain of the belt clearly cuts across the previously stable craton. The characteristics of known mineralisation in the region are different in the Kibara belt from those of other Proterozoic belts, being comprised of typical granophilic elements; tin, tungsten, lithium, beryllium, tantalum and some gold, which appears to be shear zone related. The Kibara belt appears therefore to reflect the response of the continental crust, the pre-Kibara African craton, to the formation and destruction of ancient oceans around its margins. Periods of major extension and collision around this craton are recorded within the Kibara belt (Pohl 1994).

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UGANDA CRATON
Ruwenzori Fold Belt
Lake Edward
Lake Victoria
Lake Kivu
Banro Concessions
TANZANIA CRATON
Mombasa
Lake Tanganyika
CONGO CRATON
Kibara 1300-900Ma
Ubendian
Dar es Salaam
Mozambique Belt 1200 - 850Ma
BANGWEULU BLOCK
KASAI SHIELD
Lake Malawi
Lufilian Arc
Irumides ~1100Ma
Lurio Belt
INDIAN OCEAN
Lake Kariba
Zambezi Belt
ZIMBABWE CRATON
0
500km
Beira
LEGEND
PAN-AFRICAN
tabular
folded
MOZAMBIQUIAN
KIBARAN
platform
geosynclinal
CRATONS>1800Ma

JANUARY 2005	PROJ. No: U2661	BANRO 43-101	
SRK Consulting Engineers and Scientists		Regional Geological Setting of the Banro Concessions	Fig 2.1

NI 43-101 TECHNICAL REPORT

2.1	Metallogenic Setting

The position of Banro’s gold deposits, at the edge of the Congo craton and within the Kibaran metasedimentary pile, lends itself to continental or intra-continental rather than oceanic evolution. Mineralising events are related to major wrench and block faulting with silica rich fluids mobilising gold in shears to form breccia zones, veins swarms and ‘pseudo-stockworks’.

The term ‘stockwork’ is used extensively in the historical literature and is thought to relate to a multiphase proliferation of quartz veins within shear zones and fracture systems rather than a true stockwork which carries certain genetic implications. For consistency the former definition will apply throughout this report.

Gold can be fixed as chloride complexes at greenschist temperatures with metals mobilised from the volcano-sedimentary pile. However, this involves long transport distances for the fluids. Mineralisation would be less ‘explosive’ in style, with a tendency to be focused in tension gashes and flexures at fold hinges. In addition, such mineralisation is often associated with retrograde events, which bring calcsilicate assemblages into the system. Although present, there do not seem to be significant volumes of calc-silicates reported at Namoya.

Table 2.1 gives a guide to mineralisation and wall rock alteration in reenschist facies domains from Archaean lode gold deposits.

Table 2.1: Typical wall-rock alteration in and adjacent to lode gold deposits in greenschist facies domains (adapted from Groves and Foster (1993)

Host rock	Main ore zone	Proximal Alteration	Distal alteration
Basalt and dolerite	Quartz-carbonate veining, silification; ankerite + biotite or sericite ± albite; rare fuchsite; Fe sulphides ± arsenopyrite; stibnite	Ankerite + dolomite + biotite or sericite ± high Mg chlorite, pyrite	Calcite + chlorite + amphiboles + albite; minor pyrite
Granitoids	Quartz veining; intense silification; biotite or sericite + calcite, K-spar or albite; Fe sulphides ± arsenopyrite; chalcopyrite, sphalerite, galena, molybdenite, tourmaline	Sericiate ± K-spar ± albite; calcite + sphene ± tourmaline; minor pyrite	Sericite + calcite, generally restricted

The large volumes of chlorite-rich strata in the greenschist horizons at Namoya, coupled with the presence of ankerite, fuchsite, penninite, and andalusite suggests the presence of basic volcanic protoliths. Kazmitcheff (1959) notes that at Namoya most of the greenschist horizons are concordant with schistosity. A post-peak Kibaran

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NI 43-101 TECHNICAL REPORT

tensional phase with the injection of basalt and dolerite dykes would be highly discordant to the Kibaran metamorphic fabric. Also, with the absence of significant retrograde mineralisation, submarine volcanism and the interaction of oceanic crust can be ruled out.

The presence of base-metal mineralisation, tourmaline, and rutile coupled with known tin deposits associated with granite in the region suggests the strong influence of a granite-related hydrothermal system. There is in/tungsten/niobium (Sn/W/Nb) mineralisation identified at the Kabereke deposit at the western edge of the Lugushwa concession hosted in a pegmatite swarm. To the north west and the south east of the Lugushwa concession there are other identified tin deposits also hosted in pegmatite swarms. Kazmitcheff (1959) indicates that at the Namoya concession (to the south) the temperature of gold (Au) mineralisation is higher than that expected for Sn/W/Nb and that gold-bearing structures cross-cut, and hence post-date, some of the tourmaline bearing structures.

The influence of a granitoid related hydrothermal system at Kamituga is suggested by strong tourmalinisation (Mt Kibukira “granite”) localised greisenisation and, significantly, the presence of more than one phase of intrusion of pegmatite representing the waning, incompatible element charged phase of a granite hydrothermal system.

The influence of a Pan-African event (shearing, wrench faulting and strike-slip deformation) is a possibility given the north-east/south-west structural influence at regional level. At local level, the mineralisation does not parallel this trend but may be genetically related through secondary shear networks. The style of mineralisation at Mobale in Kamituga, however, is fairly concordant with the host rock and not as permeating and independent of the metamorphic fabric as may be expected with brittle shearing. Remobilisation of mineralisation during this phase is a possibility.

2.2	Structure

A summary of significant structural events in the region are given in Table 2.2. The main structural phase of the Kibara Belt occurred around 1,300 Ma ago with the Kibaran Orogeny. This phase was marked by syntectonic granitic intrusion of upright folds, a characteristic structural feature of the belt. It is assumed that the Kibaran mountains, which formed around this time, have been eroded prior to the next phase, around 1,275 Ma ago, where formation of rifts and half-grabens occurred. The Lomamian Orogeny followed around 950 Ma ago and was characterised by numerous G4 tin granite intrusions as well as faulting and folding cross cutting the structures formed in the Kibaran Orogeny. This period also saw shortening across the

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NI 43-101 TECHNICAL REPORT

Kibara Belt by as much as 50%. At this stage there is still no evidence to suggest involvement of oceanic crust in the evolution of the Kibara Belt.

Table 2.2: Structural events of the Kibara belt (adapted from Pohl, 1994)

Type	Age	Tectonic Event	Regional Event	Local Significance
D1	c.1,300 Ma	Early Kibaran	Low grade greenschist facies metamorphism	Early syn-orogenic G1, G2 emplacement
G3	c.1,275 Ma	Katangan	Tension - aulocogen? Formation	Granite + mafic and ultramafic intrusives
D2	c.1,180 Ma	Late Kibaran	Compression	Isoclinal upright NW-SE folding
G4	c.980-950 Ma	Lomamian	Compression, strike-slip block faulting	Syntectonic tin granite emplacement
D3	c.950-600	Pan-African	D2 reactivation? Wrench and strike-slip faulting	Quartz, veins and vein swarms
2.3	Mineralisation

Both tin and gold types of mineralisation are known to occur in the Kibara Belt. Although the presently demonstrated tin mineralisation is of little importance at Namoya, it is worth discussing here in a more general context as it appears to have been related to some of the earlier concepts of gold mineralisation in the region.

The Kibara Belt is unique as a Proterozoic intercontinental belt for the occurrence of numerous tin granites, classed as G4 granites. Extensive research into the granite composition, fluid contents, and age has been conducted and it was concluded that the tin granites constitute a separate mineralisation event from the primary gold mineralisation (Pohl, 1994). Fluid inclusion studies indicate that the auriferous quartz veins were formed at higher temperatures and pressures than those associated with the tin and tungsten granites. Furthermore, the geological setting of the gold mineralisation appears in synformal positions rather than antiformal ones, as is the case with the tin deposits. Gold occurs in brittle-ductile zones rather than zones of folding and attains higher lithostratigraphic levels than tin, which is restricted to lower Kibaran levels. Most importantly, the primary gold deposits occur at considerable distances from the known tin granites.

The source of the gold forming fluids is thought either to be from deeply buried Archaean greenstone belts or Lower Proterozoic mafic rocks buried beneath the Kibara sedimentary sequence. Gold deposits attributed to both sources have already been located to the east and south of the Kibara Belt. There is no evidence available to suggest the gold is sourced from the Kibara sediments themselves.

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NI 43-101 TECHNICAL REPORT

The mineralisation is mostly quartz vein hosted gold, either in single high grade veins or in ‘stockwork’ zones of several parallel concurrent veins and pods. These quartz veins also contain small amounts of sulphides, carbonates, tourmaline, and micas and in rare cases barite and cassiterite.

The auriferous quartz veins hosted in the Kibara sediments appear to be associated with shear zones. Early theories consisted of hydrothermal plumes associated with a deep-seated granite body but newer evidence and theorising led to a model comprised of shear hosted hydrothermal emplacement of sulphides and gold bearing quartz systems. Sulphide association varies, both in the quartz veins and in the relationship to the mineralisation. The most abundant sulphides identified are arsenopyrite and pyrite with subsidiary pyrrhotite, chalcopyrite and galena. Gold is often, but not exclusively, associated with these sulphides.

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NI 43-101 TECHNICAL REPORT

3	KAMITUGA

3.1	Introduction

The Kamituga Mining Concession comprises three mining titles, C97-Lubiala, C95Zalya-Mukulu-Misseghe and C93-Kiloboze-Edambo-Kobokobo and covers an area of approximately 641.3 km2.

Consolidation, computerisation, and interpretation of this data by SRK during 1998/1999 allowed the interpretation of several deposits hosting significant gold mineralisation and numerous minor gold anomalies.

SRK undertook site visits to Kamituga in July 1998 and in December 2004. The brief nature of the visits prevented any detailed fieldwork, however several sites of interest were visited, including the D3 Mobale, Tshanda and Mero deposits. Several mineralised outcrops were also observed, providing limited first hand information about the nature of mineralisation in the area. Grab samples of the veins and host rocks were taken from a few locations and these were submitted for independent assay.

3.2	Property Description

3.2.1	Location

The Kamituga concession is located at approximately 3°03’ south and 28°10’ east, in the South Kivu Province in the north east of the Democratic Republic of Congo (see Figures 1.2 and 1.3). The concession is approximately 100 km southwest of the town of Bukavu and 180 km southwest of Goma.

3.2.2	Physical Description

Road access to the concession is currently difficult due to the destruction of bridges and the general lack of road maintenance. Currently, the only access to Kamituga is by air. A small dirt airstrip suitable for light aircraft exists at Kamituga and, from a brief visual inspection, this appeared to be in reasonable condition.

The Kamituga district is composed of fairly mountainous topography lying at about 1,000 metres above sea level (masl). The region is cut by deep valleys and covered by extensive tropical vegetation. The drainage system in the area is complex with numerous tributaries running into four main rivers, the Zalya, Lusunga, Kiloboze and Idambo.

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NI 43-101 TECHNICAL REPORT

The climate is tropical to sub-tropical with an average annual rainfall that exceeds 2,200 mm, the wettest period being from September to December. Short violent thunderstorms are very frequent in the rainy season and generally occur in the afternoon. Temperatures of 25°C or greater are normal.

3.2.3	Features within the property

The town of Kamituga is the main settlement in the concession, located towards the south-eastern edge of the concession. A schematic plan of the location of Kamituga town, roads and known deposits is provided in Figures 3.1 and 3.2.

The historical infrastructure of the area appears to have been completely destroyed by the passage of civil war in 1996. A few of SOMINKI’s buildings remain relatively intact, but everything else appears to be damaged beyond repair.

Kamituga was the local headquarters for SOMINKI’s field operations. Unfortunately, the offices at Kamituga suffered severe damage during the 1996 civil unrest and little there remains intact. A substantial volume of data, consisting of old plans and reports, was noted on SRK’s visit to Kamituga in July 1998. Following the most recent outbreak of civil unrest in August 1998, local officials confiscated all of this data.

Access within the concession as a whole is limited, as most of the bridges are now impassable to vehicles and many of the roads have deteriorated from neglect.

Adequate supplies are currently unavailable in Kamituga and all consumables, equipment and goods for any form of fieldwork would need to be transported in. The presence of potable water was not fully investigated, but SRK have been informed (Fiocchi pers. Com.) that a drinking water system was installed in 1993 and is still in operation.

There is no national electricity supply and all of the pre-existing generators and hydro-electric network appears to have been damaged or destroyed.

A large labour force is present, and includes semi-skilled workers, tradesmen and prospectors formerly employed by SOMINKI.

There is a local hospital at Kamituga, however this facility would need substantial upgrading to be of use to field teams.

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N
Ulindi
Kilobozo
Idambo
Nyabongo
Kalingi
MOBALE
KAMITUGA
Luliba
Kobokobo
Lusunga
Elila
0
5km
Scale

LEGEND
- Rivers
- Main Roads
- Property Boundary
- Towns or Villages

JANUARY 2005	PROJ. No: U2661	BANRO 43-101	
SRK Consulting Engineers and Scientists		Location of Kamituga Town and Concession Boundary	Fig 3.1

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MIFUMO
KALINGI VEIN
D1 KAZOBO
KAMAKUNDU
VEIN 20
VEIN DIFFUS
VEIN 16
VEIN 17
VEIN 12
KAMITUGA
D1 KAHUSHIMIRA
FLAT MERO
D3 MOBALE
TSHANDA
G22 MOBALE
G15 MOBALE

LEGEND

- Rivers
- Main Roads
- X Deposit Location & Name

JANUARY 2005	PROJ. No: U2661	BANRO 43-101	
SRK Consulting Engineers and Scientists		Location of Main Deposits Kamituga Concession	Fig 3.2

NI 43-101 TECHNICAL REPORT

3.3	Previous Work

3.3.1	History of the property

Gold was first reported in the Kamituga region during the 1920s when alluvial gold was discovered in the Luliaba, Mobale, Kahushimira, Kamakundu and Idoka rivers.

The regional infrastructure was established between 1930 and 1938 and intense alluvial exploration of the Mobale river continued from 1933 to 1935. Trenching in various locations around this river continued between 1942 and 1946.

The D3 Mobale area contains the main deposit of the Kamituga concession and was exploited between 1937 and 1996, when production was halted due to civil unrest. Due to its growing size and importance, this deposit became the focal point of the Kamituga Project and the bulk of exploration and mining data available comes from this deposit.

Numerous high grade veins have been identified and sampled to varying extents, some of which were exploited.

Due to large fluctuations in the value of gold and the internal policies of SOMINKI during the past 30 years of production, the majority of the smaller deposits were closed down. In most of these smaller satellite deposits unexploited resources remain and require further delineation. It should be noted that in many cases a ‘new’ mineralised quartz vein discovery was given a unique name. Within an environment of strike-slip shearing it is possible that many of these veins are faulted portions of existing vein systems, dislocated by minor faulting. This theory has important implications for extensions of underground resources.

3.3.2	Historical production

Mining at Kamituga began in 1924 and, by the end of 1960, approximately 850,000 oz of gold were reportedly recovered.

Mining of primary quartz vein deposits began in 1937 when the cyanide flotation plant at Kamituga was commissioned. Exploitation of the quartz ‘stockwork’ deposits began a few years later.

The principal mining method employed underground at Mobale was the room-andpillar system with 50 m panels and approximately 20% pillars. Production on veins A, A footwall, and B continued post 1967 and vein B was developed down to 690

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NI 43-101 TECHNICAL REPORT

level. Production figures from 1936 to 1996 (Fiocchi 1998) indicate that approximately 804,000 oz of gold was recovered from the underground workings at Mobale. The mine was closed in 1996 due to civil unrest rather than lack of reserves.

High stripping ratios ultimately made the Tshanda pit uneconomic and it was closed in 1963. The final pit floor sampling by grade control trenching returned an average of 3.9 g/t Au (combined schist and quartz veins).

At the close of operations in 1996, there remained unexploited reserves in the various deposits of Kamituga as well as several anomalous targets that had not been fully explored. The Kamituga project focused on mining the high grade zones of the known deposits, essentially the anomalous quartz veins, with limited funds set aside for regional exploration. Despite this, some regional and on-strike geochemical exploration and trenching appears to have been carried out but, due to the loss of the bulk of historical data, this work serves only as an indicator of possible gold mineralisation.

In 1934 hidden gold bearing alluvial deposits were discovered beneath basaltic flows in the central Kamituga area and between 1939 and 1957 over 13,000 m of underground excavations were developed to evaluate and exploit these deposits.

3.3.3	Historical exploration

Mobale

Sixteen diamond drillholes were drilled, totalling 884 m, to delineate the alluvials under the basalt flows. Due to difficult mining conditions, most of the development actually took place outside of the areas originally defined in resource calculations and the mining was relatively uneconomic due to irregular gold recovery and the necessity to work underground.

In 1930, geological mapping and exploration for primary quartz veins began in the Mt Kibukira area. Several tens of kilometres of trenches were excavated in and around the area, which led to the discovery of veins A and B at Mobale, the Kalingi Vein, Veins 16, 18, 20, and the veins of G22 Grande Mobale. Over 13,000 m of underground excavations were used to further delineate these vein systems.

A further 11,000 m of underground excavations and deep surface trenching delineated three further quartz stockworks at Tshanda, G15 Mobale and D3 Petite Mobale.

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NI 43-101 TECHNICAL REPORT

Between 1951 and 1957, diamond drilling continued to delineate primary quartz veins at depth. Fifty-three such holes were drilled at the D3 Mobale deposit, totalling 1,750 m, during this period.

By 1957, 3,579 m of diamond drilling had confirmed the presence of mineralisation at depth and extended resources down dip from the D3 open pit. Based on the results of the drilling of the A and B veins, a decline was excavated from the 975 level to the 888 level and a 1,750 m adit (the Kimandu adit) was excavated on the 780 level between 1958 and 1966. Further development of underground adits, drives and inclined drives from surface allowed the development and mining of the main veins of the Mobale Mine down to the 780 mRL. Figure 3.3 displays a schematic section through the Mobale Mine.

3.3.4	Landsat imagery

SRK has conducted a brief study of the Landsat data provided by Banro, this is shown in Figure 3.4. Although the scale of the image is large for detailed deposit scale work, some regional features were noted.

The dominant trend throughout most of the region is northeast/southwest, namely the KMP trend. This trend is present throughout the Kamituga concession as is a secondary northwest/southeast trending set of lineaments. The two trends are thought to be a conjugate set of reidel shears.

Possibly the most striking feature of the image in the Kamituga district is the circular dome feature to the northwest of the concession. The origin of this feature has important implications for the mineralisation process. It seems likely it represents doming of the host rock by a deep-seated granite intrusion.

Three east/west lineaments on the southern flank of the dome are also important, one in the Kalingi area, the second immediately north of Kamituga Town and the third in the vicinity of the Mobale and Tshanda mines. These are shown by offsets in the Kitutu Central Fault east of Kamituga, which is highlighted by the distribution of tourmaline within the zone of the east/west lineaments.

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NW
SE
1080
1030
980
930
880
830
780
730
680
630m RL
D3 Mobale Pit
D3/Petite Mobale River
D1/Petite Mobale River
TB 930
B
A
2
S.81
S.52
TB 888
TB 836
TB 784
Kimandu Adit
0
50
100m
SCALE

LEGEND
Surface
Surface Prior to Mining
Adit
S52 Drill Hole Trace
Quartz Vein

JANUARY 2005	PROJ. No: U2661	BANRO 43-101	
SRK Consulting Engineers and Scientists		Schematic Cross Section, D3 Mobale Area - Azimuth 155° Kamituga Concession	Fig 3.3

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MOBALE
MINE
KAMITUGA
TOWN
KAMITUGA

LEGEND

- Faults
- Outlines
- Unknown outlines
- Fold axes
- Property Bondary
- Lineaments
- Targets
- Structural trends
- Granites

JANUARY 2005	PROJ. No: U2661	BANRO 43-101	
SRK Consulting Engineers and Scientists		Landsat Image - Kamituga Concession	Fig 3.4

NI 43-101 TECHNICAL REPORT

Given this occurrence of tourmaline and the strong east/west trend of the mineralised veins at Mobale, this phase of shearing, though relatively gentle, may have provided the central conduits for passage of mineralising fluids. The question is whether the mineralisation is syntectonic with this event or whether it represents postmineralisation brittle deformation. Regional gravimetric study coupled with aeromagnetics would give a good understanding as to what is underlying the zone and also, if intrusive in origin, the effects on its margins.

Whilst there is a certain amount of structural and lineament data which can be gained from the Landsat data, at this scale it is limited. Aeromagnetic and/or gravimetric data would provide a more valuable database from which structural information could be obtained. This, in turn, would lead to a better understanding of the structure and the geological history and would therefore improve target generation.

3.4	Data Compilation

Data for the Kamituga concession originate from the main underground workings at Mobale, two large open pits at D3 Little Mobale and Tshanda, about a dozen small open pit workings, some older underground workings chasing the sub basalt alluvials, some underground work at Vein 20 and underground work at a separate area called Kalingi. There are also alluvial workings that are mostly undocumented. The majority of the workings were stopped or mined out by the late 1960s, with the exception of the main underground workings of Mobale, which operated up until 1996.

All available original film tracings of the Kamituga concession have been sorted, catalogued and stored in Banro’s Johannesburg offices. There are a large number of plans and significant amount of data missing. The majority of the records post-1985 were not retrieved from the mine offices at Kamituga and have been lost or destroyed as a result of the two rebellions that have taken place in the DRC. Most of the film plans are from the period 1948 to 1952. Out of an estimated 600 drill holes, both underground and surface, logs are only available for the first 310 the last date being 1978.

Although there are a large number of plans that cover the Mobale underground workings, most of them are old versions or multiple copies. Ninety percent of the detailed information can be extracted from three compilation plans produced in 1985 of veins B, A and A footwall. The only records available of the workings after 1985 are some A3 and A4 photocopies showing two to three levels worked below the lowest level of the 1985 plans. The date of these photocopies is uncertain, but is thought to be around 1995.

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NI 43-101 TECHNICAL REPORT

There are no records available of the alluvial sampling programmes and there are no detailed records for surface geochemical and/or surface pit sampling programmes. Regional exploration trenching was carried out over much of the Mobale area. Plans showing vein locations in these trenches are available but, in most cases, no detailed sampling data was located.

There is enough data to enable D3 Petite Mobale, Tshanda and the Main Mobale underground workings to be modelled together in 3D and to integrate this with the drilling information that is available. However, this model is only as complete as the data available and is not up to date. The drill logs contain some good geological information which when integrated with production data provides a clearer picture of the mineralisation at Mobale.

The Kamituga – Mobale area has a well defined local grid system orientated to True North. All maps show this same local grid system and appear to be consistent and coherent, with the exception of a few early 1:5000 maps.

Although there appears to be large amounts of data available for the Kamituga Concession, much is duplicate information. Large volumes of data exist for the areas mined pre 1985, but very little detail is available for exploration areas beyond Mobale. Of the information available, much is of little use in this context as it often consists of text references to work conducted rather than detailed information regarding locations, grades, thickness or rock types are recorded. Original sampling data are sparse and there are numerous maps and plans that depict conflicting geological interpretations made by the geologists of the time.

3.5	Local Geology

The geological interpretation of the Kamituga district is based on historical data from the exploration and mining work conducted at Kamituga, from modern regional studies of the Kibara Belt and from recent Landsat images.

Due to the lack of any detailed information and the fact that some of the Kamituga deposits appear to have been extensively worked, SRK has attempted to summarise the main information available for each deposit.

The majority of the primary gold mineralisation at Kamituga is hosted in quartz related lithologies and sulphide (mainly arsenopyrite) bearing schists. The high-grade gold sources exploited to date are quartz veins and quartz ‘stockwork’ systems. Mineralisation in the host rocks has been noted, but does not appear to have been adequately tested. Mineralisation of the host schists has been noted at many of the smaller deposits and, in some places, mining of the mineralised schist in conjunction

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with the quartz veins was carried out. Therefore, the schists, and even the amphibolites, could host a far greater gold content than thought by the earlier work.

To the south of the D3 Mobale area the vein trend, and probably the host lithologies, turns sharply to north-northeast/south-southwest, punctuated only by an enclave of east/west veins culminating in the G15 pit. The reason for this structural change is uncertain, but assay data and reports from geologists (Fiocchi, pers.com.) suggest vein sets belonging to this orientation are barren.

Massive blocks of amphibolite along with pegmatite outcrop over several tens of metres in the D3 and Tshanda pits and generally appear to be concordant with the structure. The change in structural direction from east-west to northeast-southwest is further emphasised by pegmatite and amphibolite outcrops in the south of the deposit area southeast of Luliba.

Mount Kibukira represents the largest exposure of tourmalinisation in the district. Although compositionally the tourmaline is very uniform, Safiannikoff (1950) indicates that there is zonation of pegmatite (proximal boron enriched: distal lithium enriched) about the Kibukira ridge. This may indicate that the ridge, although possibly not a granite as often indicated in the literature, represents a major vent for a granite hydrothermal system.

Alkaline olivine basalt, characterised by columnar texture with olivine phenocrysts and carbonate vugs, covers the west of the deposit area from a depth of between 2 and 25 m. Flow direction appears to be from the west, although a volcanic plug reported in the Zalya River would suggest local feeders as well. The basalts effectively cut off the Tshanda, Flat Mero and Vein 16 pits to the east. Sub-outcrops of veins associated with these pits and palaeo-placer deposits have been worked underneath the basalts, notably northeast of Tshanda and at Kizi, Mankasa, Diembo and Luliba. Palaeo-current directions responsible for these deposits are uncertain but may have important implications for the source of these placers in the Kitemba area. These deposits may represent proximal dispersion of gold from suboutcrops of mineralised quartz veins trending northeast away from Flat Mero and Vein 16 or may represent a product of dispersion from a more distal easterly source.

3.5.1	Lithologies

The bulk of the geological summary for the Kamituga area comes from the work of several geologists and specialists who have worked in the area during the past 60 years. Associated input from various other sources is included to ascertain the geological controls of mineralisation at Kamituga.

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The lithological units noted in the concession area are described in detail as follows:

Quartz Veins

Vein thickness ranges from <1 mm to 1.5 m. Morphology varies from linear brittle discordant sheets to discontinuous wispy pods and boudins that have undergone folding on the scale of centimetres to a few metres in amplitude. Contacts with the host rocks tend to be sharp often marked by patches of grey quartz resulting from contamination with the host. Mineralised veins often have a two phased gangue component comprising of coarse grained prismatic milky white quartz and fine grained opalescent sucrose quartz. The latter phase is assumed to be the product of brecciation of the former phase with re-precipitation as the vein undergoes strain. An additional yellow glassy quartz phase has also been reported. The sucrosic phase tends to host visible gold. Pyrite, arsenopyrite, pyrrhotite, galena, stibnite and sphalerite are also present.

Schist and Micaschist

The schists comprise beige to dark grey semi-pelitic units. The original fabric has largely been destroyed with quartz the only unaltered mineral. Biotite is common along with accessory muscovite and staurolite. Other alteration minerals include talc, chlorite, and actinolite and grossular garnet. Spessartine (Mn rich) garnet has also been reported. Much of the schist has undergone varying degrees of limonitisation.

Quartzite

The quartzite is a white to red psammitic unit, occasionally massive, sometimes grading upwards to gritstone and coarse grained conglomerate.

Quartz Phyllite

This unit shows a range of texture from finely laminated (<2 mm) to sub-massive and is characterised by regular banding of iron oxides, fine quartz with sericite, and occasional kaolinite and graphite.

Siliceous Schist

This unit occurs as metre scale bands between veins A and B at Mobale particularly where density of vein occurrence increases. Silicification manifests itself within fractures in the leucocratic layers of the amphibolites and mica schists, contrasting with biotite bands in the mica schist and with hornblende/epidote bands in the amphibolite. Two generations of quartz are defined, the first containing sulphide and related to the sucrosic phase of the mineralised veins and the second small neoblastic grains filling in dispersed fractures. Chalcopyrite is associated with this phase.

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Amphibolite

Amphibolites range in texture from massive to schistose where the tectonic fabric is still preserved. They are probably of igneous origin and are characterised by hornblende, actinolite, quartz, biotite, muscovite, accessory plagioclase, sphene, ilmenite and base metal sulphides. The amphiboles are poor in aluminium, hence an igneous rather than a sedimentary source for their origin seems likely. There is a transition from mica schist to amphibolite depending on the density of actinolite veins. Pyrite, pyrrhotite, marcasite, chalcopyrite and two stages of arsenopyrite are present, mainly in quartz-actinolite veins. Auriferous quartz veins are rare.

Pegmatite

The thickness of the pegmatites ranges from a few centimetres to several metres and they can be continuous for several hundreds of metres along strike. Their morphology is similar to that of the quartz veins and they occur throughout the stratigraphic column; in particular, associated with Vein K at Mobale. Core minerals include quartz, feldspar and muscovite as large prismatic crystals with additional microcline and/or orthoclase. Tourmaline, spessartine, apatite and sulphides and occasionally gold are present as accessories. There is zonation and probably more than one phase of pegmatite injection marked by the presence of beryl in pegmatites north of D3 and spodumene within D3 and to the south.

Tourmaliniferous Strata

Tourmalinite is closely associated with pegmatite, within the wallrock and as phenocrysts within the veins themselves. Tourmalinisation is particularly intense in a 1500 m x 400 m zone along the Mt Kibukira ridge. This is characterised by quartz and acicular tourmaline in pervasive fractures with secondary biotite, orthoclase and sulphides, especially arsenopyrite. Compositionally the tourmaline is uniform across the whole of the deposit. In the Mobale Mine, tourmaline cross-cuts the actinolite veins.

Greisen

Greisen reportedly occurs as small (cm scale) lenses proximal to pegmatite veins or at the margin of feldspar-rich pegmatite. These are composed of quartz, greenish muscovite and, in the D3 area, black cassiterite. Whether these represent true greisens in a genetic sense is uncertain.

3.5.2	Mineralisation

Four styles of primary gold mineralisation have been reported at Kamituga.

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•	Robust, concordant auriferous quartz veins striking approximately east west and dipping south at between 30° and 40° comprise the majority of the exploited gold mineralisation.
•	Quartz “stockworks” have been exploited in several localities at surface.
•

Vertical quartz veins striking east-west with or without associated host rock mineralisation have also been exploited. Although little real evidence of shear zone hosted mineralisation has been found, these vertical vein systems may be fault hosted.

•

Mineralised schist often, but not always, associated with arsenopyrite, has also been noted in areas where high densities of quartz veins and “stockworks” occur - mineralisation being present where microveinlets have been able to pass through into the country rock.

Cut-off grades at vein margins tend to be sharp and there does not appear to be a correlation between gold grade and quartz vein thickness. Pegmatites marginal to quartz veins have also been reported to be weakly mineralised.

The source of the gold mineralisation is probably within the Archean basement or possibly basic volcanics derived from rifting/back arc volcanism during the early Kibaran. The retrograde post-peak metamorphic event may have been important in mobilising gold bearing fluids. Quartz-actinolite veins, calc-silicate minerals and base-metal sulphides indicate the presence of mineralising fluids, although the gold does not appear to be associated with the quartz-actinolite veins.

Tourmalinisation, local greisenisation, the presence of scheelite and cassiterite mineralisation, and incompatible element charged pegmatites at Mobale indicate the importance of a granite-propelled sequence of hydrothermal events. Gold is closely associated with sulphides at Kamituga and gold precipitation during an early high temperature chalcophilic phase is a distinct possibility. This would, however, occur at mesothermal temperatures and at much greater depths than the relatively shallow pegmatites. Pegmatites are seen to cross-cut the auriferous quartz but given that in some cases auriferous quartz veins grade smoothly into pegmatite without any chilling, it seems likely that there is some overlap between the two events.

Gold mineralisation within classic shears zones has been inferred at Kamituga (Oger, 1991), whereby the east-west trend represents a conjugate shear set of the northeast-southwest direction. However, the east-west direction may in fact crosscut the main regional trend and there is a lack of intense brecciation or permeation of mineralisation deep into the host rock which would be expected if this were the case. The quartz veins are also fairly concordant to schistosity and shear zones would be expected to be mineralised independent of schistosity.

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A late mesothermal cycle of granite related hydrothermal systems are thus proposed for the main phase of mineralisation at Kamituga. Shearing may have played an important role in the creation of passageways for mineralising fluids, generally confined to dislocation along cleavage planes (particularly within pelitic units) and fracturing at fold hinges. The Pan-African event is probably represented at Kamituga by late-stage faulting and folding of the quartz veins on a metre scale.

3.5.3	Local structural modelling

Some 419 data points encompassing dip and dip direction of structural entities taken from level plans of the Mobale Mine, were entered into a database. This data was then imported into the structural modelling programme “DIPS”.

Contour plots of the poles of the structural planes were produced on equal area equatorial stereonets. Two main trends are apparent, one steeply dipping north/south and the second dipping 40º to the southwest.

Minor structures and calcite veins pick out the north-south regional trend. The second shallow dipping north-west/south-east trend, picked out by the faults, is broadly the same trend as the Mobale orebodies. This may represent a secondary shear event, but its non-orthogonal relationship to the regional trend may be the result of localised doming by underlying granite intrusives.

Given the presence of calcite/clay fill and absence of quartz it would appear that the north/south faulting post-dates mineralisation. If there is a genetic link of this faulting to the intrusion of a granite, then this would imply that the gold mineralisation would also pre-date the intrusion of such a granite.

There is strong evidence to suggest that continued southwest/northeast compression has caused reverse movement on these fault planes as well as sinistral dislocation. This is shown by doubling up of vein sets, in section, over the scale of a few metres and the repetition of stratigraphy.

The Mobale Mine was used as a ‘type’ area to study the relationships between structure and lithology as this area provides the best potential for extension and the most in terms of drillhole information. Nine sections covering the central portion of Mobale D3 have been constructed at 50 m intervals. Two important points can be observed from the sections.

Some lithological markers can be correlated to the west of the underground limits despite tectonic disruption. The sections show good correlation downdip, especially

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the pegmatite layers associated with the K vein system, outcropping in the D3 pit. Correlation of micaschist and quartz phyllite horizons downdip is more difficult due to lateral facies changes.

It is possible that significant reverse faulting has occurred, this has been reported on a small scale, but is also likely on a scale of tens of metres. It is proposed that reverse movement on these faults has displaced the veins by between 70 and 100 m vertically to the western side of the fault zone. The high density of veins and the increasing dislocation of veins through minor faulting to the west may have made vein identification difficult down dip. This has important implications for exploration at the western end of the deposit.

It has been reported that the pegmatites cut out the key vein mineralisation in the west of the mine. It is likely that the quartz veins grade into pegmatite, but it is also possible that the pegmatite are thrown into juxtaposition with mineralised veins due to the reasons outlined above.

In conclusion, the late stage faulting is unlikely to be the direct result of localised doming from granite intrusion. It is possible that planes of weakness were initiated as conjugate reidel shears on the east/west faults activated by granitic intrusion but did not develop enough to allow passage of mineralising fluids. It is proposed that reverse faulting activated by Pan-African compression acting in a southwest/northeast direction caused gentle northwest/ southeast folding.

3.6	Deposit Geology

3.6.1	D3 Mobale

The dominant trend of veins at Mobale is east-west. Outcrops in the Mobale River suggest open folding of the veins, the geometry of which is not necessarily concordant with the structure. The veins represented at Mobale are, from south to north, Veins 1-6, Veins A-B-C and Vein K which develops into a ‘stockwork’ exploited in the D3 pit. These veins dip between 30º and 40º to the south-east becoming steeper near the surface. Underground, veins A, A footwall, A footwall footwall, B Leader and B were the principal veins worked along with a host of minor veins and veinlets. To the north-east of the plant site, the vein direction swings about a north-west/south-east fold axis towards a north-east/south-west direction. Late stage brittle sinistral faulting is evident cutting out mineralisation on the eastern side of Mobale Mine and displacing veins 7 and 8 by 150 m to the north-west.

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3.6.2	Tshanda

The Tshanda deposit is located to the northeast of the D3 pit where extraction of a series of anomalous quartz veins hosted in mineralised schist was conducted. The mineralised veins strike northeast and dip at 35º to 40º to the southeast and are overlain by the basalt which hindered further exploitation down dip.

A whole series of smaller surface and underground deposits were also located and, in some cases, developed around the main Mobale and Tshanda deposits. These deposits include: Flat Mero, D1 Kazobo, Veins 7 and 8, Veins 1 to 6, Kahushimira, Veins 16 & 16b, Vein 17, G15 and G22 Grande Mobale, Kalingi, Vein 20, Mifumo, G13 Mirira, the Bilanda area and Kiloboze basin. Due to the loss of a large amount of original exploration and mining data from the Kamituga project, only a brief resume of these deposits is possible.

3.6.3	Flat Mero

The Flat Mero deposit is situated to the northwest of the Tshanda deposit and is considered to be a strike extension of the Tshanda mineralisation displaced by late stage faulting. Mining appears to have been conducted at Flat Mero but no details are available.

3.6.4	D1 Kasobo Deposit

The D1 Kazobo deposit is a further north-westerly extension of the Tshanda deposit, similar to Flat Mero in its appearance in a ‘window’ of the basalt flow. No evidence of any mining activities at Kazobo exists.

3.6.5	Veins 7 and 8

Veins 7 and 8 outcrop in the south-western edge of the Tshanda pit. These veins are hosted in mineralised schist and have been delineated beyond the edge of the current pit outline. Mining of these veins outside of Tshanda pit was postponed because they crossed the main road to the plant and, at the time, were not accessible without destroying the road. These veins are thought to be extensions of veins 4 and 5, displaced by faulting.

Sampling of these veins and their host schist returned 5.9 g/t Au and an inferred resource of 20,000 t containing over 3,000 oz of gold is proposed.

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3.6.6	Veins 1 to 6

To the southwest of Veins 7 and 8 are veins 1 to 6. Within this system, Veins 4 and 5 are strongly mineralised, mineralisation of the host schist between these two veins was also noted. These veins are seen as a continuation of the Tshanda deposit, with Veins 4 and 5 probably extensions of veins 7 and 8. No mining was undertaken due to the proximity of surface infrastructure that at the time was too complex to move.

Veins 1 to 6 were used as a typeset area, as a robust block of ground is known to remain and it represents the only area where data from the systematic sampling of the intervening schists exists.

Based on the data available, an inferred resource of approximately 100,000 t containing over 16,000 oz of gold is proposed. An overall tonnage was taken based on the schist horizons extrapolated down dip 30 m less the accumulated tonnage calculated for the nested veins. Strike and dip potential exists for a further 20,000 t containing 3,000 oz also exists.

3.6.7	Kahushimira, Veins 12 and 13

This deposit consists of the main Veins 12 and 13, a series of smaller less continuous quartz veins and mineralised host schist with an average grade of 3 g/t Au. The main veins continue at depth, delineated by limited underground development. This deposit is located on the Kahushimira river flood plain and although surface mining was conducted down to approximately 7 m, it was short lived due to flooding.

Several other small workings were also carried out on this plain, including a small zone to the north east of the Vein 12-13 workings separated from the latter by a thin basalt flow.

Assuming that modern technology is able to overcome the water problems at Kahushimira, an inferred resource of 410,000 t containing over 59,000 oz of gold is proposed. Further extrapolation of these resources provides an extra 40,000 t of potential containing 6,000 oz.

3.6.8	G1 Kamisumbi

An east west striking quartz vein was located at surface by early trenching and followed up and re-sampled in 1988. From surface sampling and deeper pitting (down to 6.2 m depth), the quartz vein was outlined with an average grade of 11.26 g/t Au for 56 cm average width with a maximum value from pit P3E of

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121.6 g/t Au over 20 cm width. No information is available regarding any mining or further delineation of this deposit. A further anomalous vein was identified at G2 Kamisumbi but no details are available.

3.6.9	Veins 16 and 16b

This deposit was composed of quartz veins 16 and 16b hosted in part by mineralised schist. The mineralisation of the schist diminished rapidly with depth while the quartz vein grades remained constant. Mining of this deposit ceased due to difficult ground conditions. The veins did not appear to continue towards the northeast, but no faulting was identified to cut off the veins strike, so further on strike potential remains.

3.6.10	Vein 17

This vein is located between the Kahushimira river and the G1 Kamakundu II river and consists of an auriferous quartz vein hosted in mineralised schist. Some mining occurred here, but it does not appear to have been extensive. SOMINKI further surmised that Vein 17 is in fact an extension of Vein 16, after displacement by faulting, the same faulting that displaces Veins A and B of the Mobale deposit.

3.6.11	G15 Grande Mobale

This deposit was composed of mineralised schist with auriferous quartz veins and stringers. The north bank of the Mobale River, where the upper part of this deposit was located, was mined out. The lower part, located on the south bank of the Mobale River, lies beneath the basalt flow close to the river bed thus making mining very difficult.

3.6.12	G22 Grande Mobale

Further to alluvial gold mining in this area, trenching in the 1940s identified numerous small anomalous quartz veins. Follow-up surface pitting down to 7.8 m depth identified several anomalous quartz veins which, in 1951, led to 50 m of underground development along vein P10 on the 1,162 mRL. Vein grades from 0.35 g/t Au to 59.6 g/t Au over widths ranging from 40 to 260 cm were recorded. Further surface pitting and underground development was conducted which located other veins, including Vein D. Only limited mining took place at this location due to its distance from the main mine and local population problems. Resource calculations were made by SOMINKI but at this stage SRK can only comment on the occurrence of gold mineralisation.

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3.6.13	Kalingi

This mineralised quartz vein, striking almost east-west and dipping sub-vertically, was separated into three zones: Kakangomu to the west, Kamiseke in the middle and Kabatongo to the east. The vein is hosted in schists, which are occasionally mineralised.

In the Kakangomu zone, the vein is hosted in mineralised schist and the central zone of this western area was mined out down to the 915 mRL. Grades available report a surface grade of 9.9 g/t Au over a 3 m thickness down to 4.5 g/t Au over a 2.1 m thickness on the 915 mRL. Mining was stopped in this section in 1966.

The central Kamiseke zone was not mined at all, apparently due to sub-economic grades. Further work may be required to establish if this is still the case.

The Kabatongo zone to the east was partially mined, but ground conditions made it very difficult. Mining ceased here in 1967. Central portions of the ore body were mined in this zone down to 915 mRL. An attempt to mine down to 885 mRL failed due to bad ground conditions and high water flow.

An estimated inferred resource of approximately 145,000 t containing over 29,000 oz of gold is proposed for the Kalingi vein system. A further 70,000 t containing over 12,000 oz is proposed from extrapolation of the current data.

3.6.14	Vein 20

Early exploration at this deposit consisted of deep surface pitting in 1956-58. Fairly extensive underground development and mining of this vein occurred, but very little data remain to ascertain how much was mined out and how much remains. The vein strikes east-west, is subvertical and occurs at the contact of the “granite” (Tourmalinite) and the host schists. It seems that Vein 20 was the highest grade deposit at Kamituga, with grades up to 182.7 g/t Au for a quartz vein width of 20 to 30 cm on the 1,080 mRL level. A 1960 report quotes that between the 1111 and 1,081 mRL the vein averages 155 g/t Au for 60 cm thickness. All work apparently ceased at this deposit in 1967.

An inferred resource of approximately 140,000 t containing over 32,000 oz of gold was calculated for Vein 20. These resources are located to the west and incorporate surface and underground channel sampling. Potential resources to the east totalling 20,000 t and containing a further 4,000 oz are based on bulk sampling from trenches.

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3.6.15	Mifumo veins

The Mifumo veins are located between the D6 and the g3D6 and in the g3G5 Mifumo tributary. Very little information is available for this location and the area does not appear to have been mined to any great extent.

3.7	Mineral Resource Estimation

3.7.1	Approach

The models have a low degree of confidence attached to the grade data as third party verification data is not available. In addition, there has been illegal mining activity on these sites which slightly reduces confidence in the volume of unmined material. However, SRK has seen mineralisation and artisanal mining activity during the field visit and has collected samples which returned high gold grades.

Overall, the data is considered suitable to support Inferred Mineral Resources as defined by the CIM Standards thus:

“An ‘Inferred Mineral Resource’ is that part of a Mineral Resource for which quantity and grade or quality can be estimated on the basis of geological evidence and limited sampling and reasonably assumed, but not verified, geological and grade continuity. The estimate is based on limited information and sampling gathered through appropriate techniques from locations such as outcrops, trenches, pits, workings and drill holes.”

Near-surface resources at Kamituga are difficult to establish with any degree of certainty, however Inferred Mineral Resources have been estimated for several of the smaller deposits surrounding the main Mobale mine based on surface mapping and sampling results and reasonable extrapolations of these.

Data Quality

The resource estimation is based on assay results produced historically. Banro has yet to start a programme of confirmatory sampling and assaying. SRK was able to collect a few grab samples from the site and had these independently assayed by OMAC laboratories in Ireland. The results of these samples are insufficient to enable comment on the accuracy and precision of historical methods, however, they do provide independent verification of gold mineralisation; the results are given in Table 3.1.

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Table 3.1: Independent Samples from Kamituga

Deposit	Narrative	Rock type	Au (ppm)
Tshanda	NE corner lowest level Tshanda Pit	Schist	0.04
Tshanda	NE corner lowest level Tshanda Pit	Quartz	1.51
Tshanda	SE corner Tshanda Pit ‘low grade vein’	Sugary Quartz	1.07
Mobale	South Side Mobale Pit (vein in FW of Filon B)	Schist	0.08
Mobale	South Side Mobale Pit (vein in FW of Filon B)	Quartz	1.95

Tonnage and Grade Estimate

From the available data, SRK has estimated an Inferred Mineral Resource at the Mobale Mine based upon a remnant pillar resource model and extensions of the known underground development. This was based on detailed mine survey and sample plans which were digitised in the Gemcom software.

Production figures from 1936 to 1996 (Fiocchi 1998) show approximately 804,000 oz of gold recovered from the underground workings at Mobale. Assuming an 80% extraction rate for the room and pillar mining method, this would represent an in situ pre-mining metal content of approximately 997,000 oz.

In reality it appears that in many instances pillars were extracted as areas were worked out and closed down. This is supported by SRK’s calculation which shows, according to the 1985 plans, that only 13% of the mined area remained as pillars. This would make the in situ pre mining total approximately 924,000 oz.

In comparison, SRK estimated a pre-mining total for veins A, A footwall and B of approximately 514,000 oz. This was a polygonal estimate based on underground mapping and sampling results. Several factors are likely to contribute to the discrepancy;

•

Data for near-by, small parallel veins, often mined in conjunction with the primary veins, are insufficient to be included in SRK’s calculations. This would be considered as ‘gain on reserve’ contributing to the production ounces.

•

It was usual for production grade to exceed the assay predictions due to the coarse nature of the gold and analytical problems (Fiocchi pers com.). This is a reconciliation issue relating to inadequacy of the underground sampling method.

•	SRK’s calculations were also unable to take in to account the production between 1985 and 1996.

This highlights that given the available data any calculations made would underestimate the resource by almost 45%.

Based on the underground plans of 1985, SRK has calculated a pillar resource of approximately 84,000 oz of gold. Assuming that similar problems are associated with

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this figure, then a figure of 150,000 oz may be more realistic. SRK has therefore applied some cognisance to the production factors mentioned above to result in an Inferred Mineral Resource estimate of 100,000 oz in the remnant pillar inventory.

Further estimates were made by SRK to include extensions to the primary veins (A, B and A footwall) along strike and down dip. These calculations have been confined to an area which is structurally contiguous to pre-existing mining. A total of 504,000 oz of gold has been estimated for this virgin underground resource. There is the possibility of extra minor veins being exploited with the main veins, but their tonnage and grade cannot be estimated at this time.

3.7.2	Mineral resource summary

Tables 3.2 and 3.3 below summarise SRK’s estimate of Inferred Mineral Resources within the Kamituga district. This is subdivided by surface and underground mining targets. Note that values have been rounded to appropriately reflect confidence in the numbers.

Table 3.2: Surface resources

Deposit	Category	Tonnage (kt)	Au (g/t)	Contained gold (koz)
D3	Inferred	1,440	2.1	95
Tshanda	Inferred	1,880	1.3	80
Vein 1-6	Inferred	100	5.0	15
Vein 20	Inferred	140	7.2	30
Kahushimira	Inferred	410	4.5	60
Veins 7-8	Inferred	20	5.0	5
Kalingi	Inferred	150	6.3	30
Total surface		4,140	2.4	315

Table 3.3: Underground Resources at Mobale

Deposit	Category	Tonnage (kt)	Au (g/t)	Contained gold (koz)
Extensions	Inferred	2.610	6.0	500
Pillars	Inferred	510	6.0	100
Total		3.120	6.0	600
3.7.3	Comparison with previous work

After initial evaluation of deposits from prospecting work, resource and reserve estimates were produced by SOMINKI in 1965 and updated in 1995. These figures were further updated in 1998 by Sakima and are displayed in Table 3.4 below. Classical methods were employed in these calculations using polygonal methods based on frequency weighting of grade between trenches and boreholes.

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Table 3.4: Total Sakima resources for Kamituga (Fiocchi 1998)

Location	Tonnage (kt)	Au (g/t)	Contained gold (koz)
Vein A series, u/g	548	5.4	95
Vein A footwall, u/g	1,477	4.5	214
Vein A footwall footwall, u/g	643	5.1	105
Vein B series, u/g	451	13.2	191
D3 pit	268	2.9	25
Tshanda pit	106	3.9	13
Veins 1-6	76	3.1	8
Kahushimira	410	4.5	59
Vein 7-8	20	5.0	3
Vein 20	69	33.0	73
Kalingi	145	6.3	29
Others	271	3.4	30
Tailings	165	1.0	5
Alluvials	2,000	0.8	51
Total (indicated + inferred)	6,649	4.2	901
Others conceptual	8,822	1.7	482
Total	15,471	2.8	1,383

SRK has not reviewed these figures in any detail. The total tonnage and grade excluding conceptual material compares reasonably well with SRK’s tonnage and grade estimate. Estimates of individual areas differ, this is likely a function of using different boundary definitions and may also reflect a difference in the sample data available to SRK.

3.8	Current Mining Activity

3.8.1	Method of extraction

Current mining activity is restricted to illegal artisanal activity exploiting both alluvial and primary sources of gold. Veins are only mined if visible gold is present, which limits the mining to the highest grade veins. Mining activity is restricted to pits and adits, in particular at Tshanda, Mobale and Flat Mero area.

Gold is extracted by manually crushing and pulverising quartz, and in some instances mineralised schist, and panning the fine material to concentrate heavy grains such as gold.

The extent of artisanal workings and the grades of the veins being worked are not known, however, the effect of these depletions on the Mineral Resource estimates given in this report is expected to be minimal.

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3.8.2	Cost estimates

No scoping study has yet been conducted for the property. The project is expected to mine mainly by open pit methods although some underground mining may be warranted. Metallurgy is not well known although the existence of visible gold indicates that much of the production can be won by gravity separation.

3.9	Metallurgy

SRK has seen no documents which provide any information concerning metallurgy of the deposits.

3.10	Economic Analysis

No economic analysis has been undertaken to date.

3.11	Conclusions

Mineralisation is hosted within quartz veins containing gold either present as free native gold or associated with sulphides, particularly arsenopyrite. Veins are present in zones along slippage planes parallel to the schistosity or at fold axes resulting from dextral movement of blocks along east-west fault planes due to the intrusion of a deep seated granitoid body. Late stage brittle shear has caused local offset of the vein system up to several tens of metres.

Using the available historical data an Inferred Mineral Resource of approximately 7.3 Mt containing over 900,000 oz of gold has been estimated.

3.12	Exploration Targets

Although many of the detailed records concerning historical prospecting in the area have been lost there is much evidence to support the wide scale occurrence of gold mineralisation. Most of the work to date has been confined to the area surrounding the Mobale Mine and very little appears to have been conducted throughout the remaining area of the concession. Based on the information obtained from this study the following exploration targets are proposed.

3.12.1	Regional scale

Five regional scale exploration targets have been delineated.

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Areas 1 and 2, covering approximately 40 km2, follow extensions of the east/west structures that control the mineralisation on the margin of the dome.

Area 3 is a target as conjugate sets of east/west structures may be expected on the northern flank of the dome.

Area 4 is of lower interest, but warrants consideration as it is on the dome margin and covers the dome axis which might be expected to generate a high density of fracturing. There is also some evidence here for east/west lineaments.

Area 5 (60 km2) covers a west-southwest/east-northeast lineament, which appears to be an extension of the principal east/west structures, and significantly occurs between three regional northeast/southwest trending faults.

3.12.2	Deposit Scale

Priority 1

Kasitenge - lies in the vicinity of the major east/west Kalingi fault. Several veins have been mapped and there appears to be some continuity in the east/west direction. The veins also appear in a similar position spatially to those at Mobale, on the northwest/southeast fold axial plane.

Vein 20 Kamakundu - alluvial pits and prospecting suggest potential for extension of Vein 20 eastward from Kibukira and there is evidence from vein outcrops in stream valleys that there may be similar east/west trending veins between Kibukira and the basalt flow.

West of Kibukira - a broad zone based on the possibility of westward extensions of Vein 20, veins on Kibukira ridge and veins (possibly related to A and B) outcropping in the Mobale River.

West of Mobale - in light of sinistral shear, more detailed work is required to investigate surface outcrops of veins in this area. Particularly along strike in the zone between the plant, D3 pit and the southward bend in the Mobale River.

Kalingi - it is uncertain as to whether the western extents of the vein system have been properly delimited.

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Priority 2

These areas are classed as lower priority as they are not immediately adjacent to areas of known mineralisation, or the data record is poor, yet there is evidence to suggest that mineralisation may continue along strike.

A belt straddling the northwest limb of the basalt outcrop linking Kasitenge with Kalingi.

A zone of minor (east/west) veining 800 m northwest of Kibukira.

A zone northwest of G15 pit following a structural break that marks a change in direction of the veins from east/west to north/south.

Priority 3

These areas include those where no primary exploration appears to have been conducted and where the geological model dictates that the area should be prospective.

A block of ground east of Kitemba marked by the eastern edge of the basalt outcrop and the Zalya River. This area may contain the eastward continuation of structure controlling mineralisation at D3/Tshanda.

The silicified zone between Veins A and B. Historically, little attention has been paid to this zone (generally 50 m wide) as resources were concentrated only on high grade veins. However, evidence from underground suggests this zone carries gold and could be amenable to open pit methods. Work is required to evaluate the overall grade of this zone near surface.

3.13	Underground

The underground potential largely depends on accessibility and the amount of rehabilitation work required. Certainly given that mine closure was not due to lack of reserve, there is scope to investigate potential to the west especially given that the model suggests reverse faulting which would throw the mineralised zones nearer the surface. Also if, as suspected, Veins 12, 13, 14, 15, 16 and 16b are faulted portions of veins A and B, then the underground potential of these blocks below the basalt could give resources as large as the entire historical production of Mobale, possibly more.

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